DECHERT LLP
1900 K Street, NW
Washington, D.C.  20006
(202) 261-3300
June 17, 2021
VIA EDGAR CORRESPONDENCE
Kimberly Browning, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Re:	The Weitz Funds
Registration Statement on Form N-14
File No. 333-255145
Dear Ms. Browning:

On behalf of The Weitz Funds (the “Trust” or the “Registrant”), which filed a Registration Statement on Form N-14 (the “Registration Statement”) with the Commission on April 9, 2021 with respect to a proposed reorganization transaction pursuant to which the Weitz Core Plus Income Fund, a separate investment series of the Trust (the “Acquiring Fund”), proposes to acquire all of the assets of, and assume all of the liabilities of, the Great Lakes Bond Fund (the “Target Fund”), a separate investment series of Managed Portfolio Series (the “Target Fund Trust”), I wish to respond to the comments on the Registration Statement that were provided to me over the telephone by you and also by your colleague Chad Eskildsen, on April 26, 2021, May 27, 2021, June 11, 2021 and June 16, 2021 with respect to: (1) the initial draft of the Registration Statement as filed and (2) revised drafts of the Registration Statement that were subsequently submitted for review.  The proposed responses on behalf of the Trust to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.
Please note in connection with these matters that both the Acquiring Fund and the Target Fund have fiscal year ends of March 31, and, accordingly, the information in the Registration Statement has been updated to reflect their most recent audited financial results for the period ended March 31, 2021 for both Funds.
Please note further that the Registrant intends to file Pre-Effective Amendment No. 1 to the Registration Statement that will include all of the responses contained herein prior to the Registration Statement being declared effective.

1.   Disclosure of All Material Information in the Registration Statement Including All Material Differences Between the Funds
Comment:  Please confirm supplementally that the Registrant has disclosed all of the material information about the Reorganization and the Acquiring Fund that shareholders of the Target Fund should consider before voting on the Reorganization or investing in the Acquiring Fund, including all material differences between the investment objectives, principal investment strategies, principal risks, fundamental investment policies and fees and expenses of each of the Acquiring Fund and the Target Fund.
Response:  This will confirm that the Registrant has disclosed all of the material information about the Reorganization and the Acquiring Fund that shareholders of the Target Fund should consider before voting on the Reorganization or investing in the Acquiring Fund, including all material differences between the investment objectives, principal investment strategies, principal risks, fundamental investment policies and fees and expenses of each of the Acquiring Fund and the Target Fund.
2.   Compliance by the Registrant With Item 22(c)(8) of Schedule 14A
Comment:  Please confirm supplementally that the Proxy Statement/Prospectus is in compliance with Item 22(c)(8) of Schedule 14A.
Response:  The Registrant acknowledges and confirms that the Proxy Statement/Prospectus is in compliance with Item 22(c)(8) of Schedule 14A.
3.   Compliance by the Registrant with the Anti-Fraud Provisions of Rule 14a-9 Under the Securities Exchange Act of 1934, as amended (the “1934 Act”)
Comment:  Please confirm supplementally that the Registrant is aware of and acknowledges that it is subject to the anti-fraud provisions of Rule 14a-9 under the 1934 Act which prohibits any proxy solicitation materials from containing any statement which is, at the time and in the light of the circumstances under which it is made, false or misleading with respect to any material fact.
Response:  This will confirm that the Registrant is aware of and acknowledges that it is subject to the anti-fraud provisions of Rule 14a-9 under the 1934 Act with respect to the disclosure contained in the Registration Statement.
4.  Disclosure of Information Regarding the Reorganization in the Acquiring Fund’s Registration Statement on Form N-1A
Comment:  Please disclose supplementally whether the Acquiring Fund’s Registration Statement on Form N-1A contains any information, such as any carried over financial information or performance information with respect to the Funds and the Reorganization, and reflecting as if the Reorganization has already occurred, and if it does, please further confirm that the Acquiring Fund is not currently selling shares based upon this information.

Response:  This will confirm that the Acquiring Fund’s Registration Statement on Form N-1A does not contain such disclosure.
5.  Applicability of Section 17 of the Investment Company Act of 1940, as amended (the “1940 Act”) to the Reorganization
Comment:  Please confirm supplementally whether the Reorganization implicates Section 17 of the 1940 Act.
Response:  This will confirm that the Reorganization does not implicate any of the provisions of Section 17 of the 1940 Act.
6.  Disclosure Regarding Any Significant Events Caused by the Impact of COVID-19 on the Funds
Comment:  Please confirm if disclosure is included in the Registration Statement regarding any significant events that have occurred with respect to either of the Funds as a result of COVID-19.
Response:  This will confirm that neither the Acquiring Fund nor the Target Fund experienced any significant events impacting their respective operations as a result of COVID-19, and, accordingly, no additional disclosure with respect to significant events in connection with COVID 19 is provided.
7.  Page 1 – Dear Shareholder Letter – Conduct of Virtual Shareholder Meeting
Comment:  It is disclosed in the Dear Shareholder Letter that the Special Meeting of Shareholders of the Target Fund will be conducted as a virtual meeting.  Please confirm supplementally that the meeting will be conducted in compliance with the Staff’s written statement titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns”.
Response:  This will confirm that the Special Meeting of Shareholders of the Target Fund, which is being conducted solely online, will be conduced in compliance with the Staff’s guidance with respect to the conduct of virtual shareholder meetings held because of concerns with the health impact of COVID-19.
8.  Page 1 – Dear Shareholder Letter - References to the Closing Date of the Reorganization
Comment:  The date identified as the closing date of the Reorganization was not consistently stated throughout the Registration Statement.  Please confirm the actual date of the closing of the Reorganization and consistently use this date in the Registration Statement.  In addition, please define the terms “Closing” and “Closing Date” in the Registration Statement and consistently use the defined terms.

Response:  This will confirm that the Closing Date of the Reorganization is July 23, 2021, and the disclosure has been revised to use this date consistently throughout the Registration Statement.  In addition, the terms “Closing” and “Closing Date” have been defined and are consistently used throughout the Registration Statement.
9.  Page 2 - Notice of Special Meeting – Address for Delivery of Revocation Notice
Comment:  In the Notice of Special Meeting, it is disclosed that shareholders of the Target Fund may revoke their proxy instructions at any time prior to the time of the shareholder meeting, however, no information is provided to inform the shareholders of the Target Fund as to the location where such a revocation notice should be sent in the event that they choose to exercise their right of revocation.  Please add additional disclosure to the Notice of Special Meeting informing shareholders of the Target Fund as to the address where their notice of revocation may be sent.
Response:  This will confirm that disclosure has been added to the Notice of Special Meeting and elsewhere in the Registration Statement, as applicable, informing shareholders of the Target Fund of the specific address as to where they may direct their notices of revocation of their proxy instructions.
10.  Page 3  Findings of Best Interest by the Acquiring Fund Board
Comment:  In the last paragraph on Page 3, the disclosure states that the Target Fund Board has determined that the Reorganization would be in the best interest of the Target Fund and its shareholders and that the interests of the shareholders of the Target Fund will not be diluted as a result of the Reorganization.  Please provide additional disclosure stating that the Acquiring Fund Board has also made a similar finding that the Reorganization is in the best interest of the Acquiring Fund and its shareholders and that the interests of the shareholders of the Acquiring Fund will not be diluted as a result of the Reorganization.  In addition, please add additional disclosure which summarizes the factors that the Acquiring Fund Board considered when making their determination that the Reorganization is in the best interests of the Acquiring Fund and its shareholders.  Further, please add disclosure noting that there can be no guarantee that the anticipated benefits resulting from the Reorganization will actually occur.
Response:  This will confirm that additional disclosure has been added which discloses that the Board of the Acquiring Fund made a similar finding that the Reorganization is in the best interest of the Acquiring Fund and its shareholders and that the interests of the shareholders of the Acquiring Fund will not be diluted as a result of the Reorganization.  In addition, disclosure has been added which summarizes the factors that the Acquiring Fund Board considered when making their determination.  Further, disclosure has been added noting that there can be no guarantee that the anticipated benefits resulting from the Reorganization will actually occur.

11.  Page 4:  Information about the Reorganization – Global Comment
Comment:  In the second full paragraph on Page 4, in the first sentence of that paragraph, it is stated that the Proxy Statement/Prospectus sets forth concisely “certain” information about the Reorganization and the Acquiring Fund that shareholders of the Target Fund should consider before voting on the Reorganization or investing in the Acquired Fund.  The use of the word “certain” in this context suggests that there might be other additional information about the Reorganization and the Acquiring Fund that has not been disclosed.  The Registrant should disclose all material information regarding the Acquiring Fund, including all material differences between the Acquiring Fund and the Target Fund, including with respect to material differences between the Target Fund’s and the Acquiring Fund’s principal investment strategies, principal risks, fundamental investment policies and fees and expenses.  The disclosure should be revised accordingly to disclose all material information regarding the Acquiring Fund and the Reorganization, including with respect to all material differences between the Funds.  In addition, this should be treated as a global comment throughout the document and conforming changes should be made elsewhere in the document.
Response:  This will confirm that the Registrant has revised the disclosure to include all material information about the Reorganization and the Acquiring Fund that shareholders of the Target Fund should consider before voting on the Reorganization or investing in the Acquiring Fund, including with respect to all material differences between the Funds.
12.  Page 4 – Cross-Reference to Other Available Fund Documents
Comment:  On Page 4 where it is noted that additional information about the Acquiring Fund and the Target Fund can be found in the indicated SEC filings set forth on that page, please add each respective Fund’s 1933 Act Registration Number in addition to the 1940 Act Reporting File Number.
Response:  This will confirm that that the requested disclosure has been added.
13. Page 6 - Table of Contents – Section Headings
Comment:  The section headings used in the Proxy Statement/Prospectus do not correspond to the section headings presented in the Instructions to Form N-14.  Please revise the section headings to conform to the Instructions to Form N-14 or otherwise supplementally explain the Registrant’s reasons for using non-conforming section headings.
Response:  Please be advised that the Registrant is of the view that the use of the “Q&A” format for presenting information in the Proxy Statement/Prospectus and the other section headings used promote a clear and concise presentation of the subject disclosure and allows the disclosure to be presented to shareholders in a user-friendly fashion and the Registrant has therefore determined to continue to present the disclosure in its current format.

14.  Page 8 – Summary of Key Information – “What are the Reasons for the Proposed Reorganization Transaction” – Definition of Great Lakes
Comment:  On Page 8, in the “Summary of Key Information”, under the Question titled “What are the Reasons for the Proposed Reorganization Transaction”, reference is made to “Great Lakes”, however, “Great Lakes” has not been defined.  Please add disclosure identifying and defining “Great Lakes”.
Response:  This will confirm that the requested disclosure has been added.
15.  Page 8 – Summary of Key Information – “What are the Reasons for the Proposed Reorganization Transaction”
Comment:  On Page 8, in the “Summary of Key Information”, under the Question titled “What are the Reasons for the Proposed Reorganization Transaction”, it is disclosed that Great Lakes has informed the Target Fund Board that Great Lakes has elected to discontinue serving as the investment adviser to the Target Fund.  Please provide additional disclosure confirming that Great Lakes will not cease serving as the investment adviser to the Target Fund until such time as the Reorganization has been completed.
Response:  This will confirm that additional disclosure has been added confirming that Great Lakes will continue to serve as the investment adviser to the Target Fund until the completion of the Reorganization.
16.  Page 9 – “How do the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks Compare?”
Comment:  Please add disclosure that provides a comparison of how the Funds’ fundamental policies compare.
Response:  This will confirm that applicable additional disclosure has been added.
17.  Page 10 – “How do the Funds’ Expenses Compare?” - Fee Table - Accounting Comment
Comment:  In the fee table included in this section in the initial filing made on April 9, 2021, the operating expense ratios for the Acquiring Fund and the Target Fund are each presented as of March 31, 2020.  Please confirm supplementally that this financial information for both the Acquiring Fund and the Target Fund as presented in the fee table does not differ materially from the operating expense ratios for the Acquiring Fund and the Target Fund as of March 31, 2021, which is the most recent fiscal year end for each respective Fund, or otherwise update the financial information to a more recent date.
Response:  As noted above, the Registration Statement has been updated to include audited financial information for both Funds that is as of March 31, 2021.
18.  Page 10 – “How do the Funds’ Expenses Compare” – Fee Table

Comment:  The “Total Annual Fund Operating Expenses” for the Acquiring Fund are higher (on a pre-waiver basis), than the “Total Annual Fund Operating Expenses” of the Target Fund.  Disclosure should therefore be added that clearly reflects the higher “Total Annual Fund Operating Expenses” of the Acquiring Fund as compared to the “Total Annual Fund Operating Expenses” of the Target Fund.  In addition, because the currently effective Expense Limitation Agreement with respect to the Acquiring Fund expires as of July 31, 2023, additional disclosure should be added that clearly indicates that the “Total Annual Fund Operating Expenses” of the Acquiring Fund could increase upon the expiration of the Expense Limitation Agreement if the fees are higher than the cap at the time of the expiration, thus causing Target Fund shareholders to be potentially subject to the higher operating fees at that time.
Response:  This will confirm that the subject disclosure has been added.
19.  Page 10 – “How do the Funds’ Expenses Compare” – Fee Table
Comment:  The disclosure in Footnote 2 to the fee table states that the Acquiring Fund is subject to an Expense Limitation Agreement that will remain in effect until July 31, 2023.  Please supplementally confirm that this Expense Limitation Agreement with respect to the Acquiring Fund will be filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.  In addition, please also supplementally confirm whether Weitz is eligible to recoup any of the fees and expenses that it has previously waived and/or reimbursed with respect to the Acquiring Fund pursuant to the terms of this Expense Limitation Agreement, and add disclosure regarding whether Weitz is eligible to recover previously waived fees and expenses from the Acquiring Fund.
Response:  This will confirm that the Registrant intends to file the Expense Limitation Agreement as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.  In addition, this will confirm that the Expense Limitation Agreement with respect to the Acquiring Fund does not contain any recoupment provision and accordingly, Weitz is not eligible to recoup any of the fees and/or expenses that it waives and/or reimburses pursuant to the Expense Limitation Agreement.  Disclosure reflecting these matters has been included.
20.  Page 10 – “How do the Funds’ Expenses Compare?” - Fee Table – Target Fund Expense Limitation Agreement
Comment:  Please confirm supplementally whether the Target Fund has any previously waived fees and expenses that were waived or otherwise reimbursed by Great Lakes that are currently eligible for recoupment by Great Lakes pursuant to the terms of the Expense Limitation Agreement entered into by Great Lakes with respect to the Target Fund.  In addition, please also supplementally confirm that in the event that, prior to the date of the closing of the Reorganization, Great Lakes waives any fees or reimburses any expenses pursuant to the terms of the Expense Limitation Agreement with respect to the Target Fund, the right to recover such fees will be deemed to expire upon the closing of the Reorganization and will therefore not be eligible to be transferred and used for subsequent recoupment by any party to the Reorganization.  Also, please add disclosure to the chart under the section titled “Comparison of Fees and Expenses” indicating that as of the time of the Closing of the Reorganization, in the event that any fees that have been waived or reimbursed that would otherwise be eligible for recoupment with respect to the Target Fund were to exist, the right to recover such fees will be deemed to expire upon the closing of the Reorganization and they will not be eligible to be transferred and used for subsequent recoupment by any party to the Reorganization.
Response:  This will confirm that the Target Fund is not subject to any fees or expenses that were previously waived or reimbursed by Great Lakes that are currently eligible for recoupment by Great Lakes.  In addition, this will further confirm that to the extent that as of the time of the Closing of the Reorganization, in the event that any fees that have been waived or reimbursed that would otherwise be eligible for recoupment were to exist, the right to recover such fees will be deemed to expire upon the Closing of the Reorganization and they will not be eligible to be transferred and used for subsequent recoupment.  Also, this will confirm that disclosure has been added to the chart under the section titled “Comparison of Fees and Expenses” indicating that as of the time of the Closing of the Reorganization, in the event that any fees that have been waived or reimbursed that would otherwise be eligible for recoupment with respect to the Target Fund were to exist, the right to recover such fees will be deemed to expire upon the Closing of the Reorganization and they will not be eligible to be transferred and used for subsequent recoupment by any party to the Reorganization.
21.  Page 10 – “How do the Funds’ Expenses Compare” – Fee Table – Consistent Use of From N-1A Terminology
Comment:  In the Fee Table and elsewhere throughout the document, all references to the fees and expenses of the Funds should consistently use the exact terminology required in Form N-1A and Form N-14 for referring to mutual fund fees and expenses.
Response:  This will confirm that the disclosure has been revised consistent with the comment.
22.  Page 10 – “How do the Funds’ Expenses Compare” – Fee Table
Comment:  Because the “Other Expenses” for the Acquiring Fund are higher than the “Other Expenses” of the Target Fund, please add additional disclosure indicating the components included in the “Other Expenses” of the Acquiring Fund,  as applicable.  For example, it could be noted that the “Other Expenses” of the Acquiring Fund include the amounts paid pursuant to the Acquiring Fund’s Administrative Services Plan for Institutional Class shares.
Response:  This will confirm that the disclosure has been revised consistent with the comment.
23.  Page 13 – “How do the Investment Advisory and Distribution Arrangements for the Funds Compare?” – Investment Advisory Agreements

Comment:  The disclosure on Page 13 under the caption “How do the Investment Advisory and Distribution Arrangements for the Funds Compare?” states that the investment advisory fees for the Acquiring Fund and the Target Fund are the same.  If applicable, please also add additional disclosure stating that there are no material differences between the investment advisory agreements for the two Funds.
Response:  This will confirm that additional disclosure has been added stating that there are no material differences between the respective investment advisory agreements.
24.  Page 13 – “How do the Investment Advisory and Distribution Arrangements for the Funds Compare? – Separated Disclosure
Comment:  The disclosure on Page 13 under the caption “How do the Investment Advisory and Distribution Arrangements for the Funds Compare?” should be broken out into two new separate items with respect to the investment advisory arrangements and the distribution arrangements.
Response:  This will confirm that the disclosure has been revised consistent with the comment.
25.  Page 14:  “How do the Target Fund’s and Acquiring Fund’ Purchase and Redemption Procedures Compare?”
Comment:  The disclosure on Page 14 under the caption “How do the Target Fund’s and Acquiring Fund’ Purchase and Redemption Procedures Compare?” states that the purchase and redemption procedures for the two Funds are “substantively the same”.  If applicable, please add disclosure stating that there are no material differences between the purchase and redemption procedures for the two Funds.
Response:  This will confirm that the disclosure has been revised to state that there are no material differences between the purchase and redemption procedures for the two Funds.
26.  Page 14:  Will There be Any Tax Consequences Resulting from the Reorganization?”  Disclosure of Tax Consequences
Comment:  In the disclosure on Page 14 under the caption “Will There be Any Tax Consequences Resulting from the Reorganization?”, please add additional disclosure noting that shareholders of the Target Fund may be receiving, prior to the closing of the Reorganization, one or more taxable distributions of the previously undistributed investment company taxable income and net capital gains, if there is any.
Response:  This will confirm that additional disclosure has been added regarding the tax consequences of the potential receipt by shareholders of the Target Fund of the taxable distributions that may be made by the Target Fund prior to the closing of the Reorganization.

27.  Pages 17-24 – Chart Presenting “Comparison of Investment Objectives and Principal Investment Strategies”
Comment:  The chart appearing in the section titled “Comparison of Investment Objectives and Principal Investment Strategies” includes information on the fees and expenses of both the Acquiring Fund and the Target Fund.  This disclosure with respect to fees and expenses should be broken out and presented separately in its own table that follows the chart providing the “Comparison of Investment Objectives and Principal Investment Strategies”.  In addition, in the newly prepared chart disclosing the information on the fees and expenses, disclosure should be added as noted above regarding the higher “Total Annual Fund Operating Expenses” and the higher “Total Expenses” of the Acquiring Fund.
Response:  This will confirm that this chart has been broken out into two separate charts with the information on fees and expenses being relocated to a newly prepared chart which includes additional disclosure regarding the higher “Total Annual Fund Operating Expenses” of the Acquiring Fund and the higher “Other Expenses” of the Acquiring Fund.
28.  Page 20 – Administrative Services Plan of the Acquiring Fund and Related Fees
Comment:  Please confirm supplementally that the Administrative Services Plan fees payable by the Acquiring Fund’s Institutional Class shares are not subject to Rule 12b-1 under the 1940 Act.

Response:  This will confirm that the Administrative Services Plan fees payable by the Acquiring Fund’s Institutional Class shares are not subject to Rule 12b-1 under the 1940 Act because they are used for payment in connection with non-distribution-related shareholder administrative services and are therefore not intended to result in the sale of shares of the Acquiring Fund.
29.  Disclosure of Plans for Selling or Repositioning the Target Fund’s
Comment:  Please confirm supplementally whether there will be any repositioning or selling of portfolio holdings of the Target Fund in connection with the Reorganization.  If there will be any repositioning, then additional disclosure regarding the impact of such repositioning would need to be disclosed.
Response:  This will confirm that there are no plans on the part of the Target Fund to sell any of its portfolio securities in connection with carrying out the Reorganization and there are also no plans on the part of the Acquiring Fund to sell any securities of the Target Fund securities in connection with the Reorganization.
30.  Page 22 – Comparison of Principal Risks of Investing in the Funds
Comment:  Please add additional narrative disclosure regarding the differences regarding the principal risks of investing in the Funds.

Response:  This will confirm that applicable additional disclosure has been added regarding the differences in the principals risks of investing in the Funds.
31.  Page 26 – Comparison of Fundamental and Non-Fundamental Investment Restrictions
Comment:  Please add additional narrative disclosure regarding the differences in the industry concentration policies of each respective Fund.
Response:  This will confirm that applicable additional disclosure has been added regarding the differences in the industry concentration policies of each respective Fund.
32.  Page 31:  The Proposed Reorganization – Target Fund Board Considerations in Approving the Reorganization
Comment:  Please disclose whether the Target Fund Board received any information from Weitz regarding the proposed Reorganization and indicate whether this presents a conflict of interest.
Response:  This will confirm that Weitz provided information to the Target Fund Board in connection with the Reorganization which had been solicited in order to assist the Target Fund Board in connection with their consideration of the proposed Reorganization.  The information consisted of materials that described Weitz’s business and investment operations and portfolio management capabilities and information regarding the prior investment performance of the Acquiring Fund.  The delivery of this information by Weitz may present a conflict of interest since Weitz may benefit from the successful completion of the Reorganization as a result of increased assets managed in the Acquiring Fund upon the addition of the assets received from the Target Fund, however, the information was intended to provide the Target Fund Board with relevant information about Weitz and the Acquiring Fund in order to assist them with making an informed business decision with respect to the proposed Reorganization.  This will further confirm that disclosure has been added regarding the nature of the information provided by Weitz to the Target Fund Board in connection with the Reorganization.
33.  Page 31:  The Proposed Reorganization – Target Fund Board Considerations in Approving the Reorganization
Comment:  To the extent applicable, please disclose whether the Target Fund Board received information from any additional third party and add disclosure identifying the additional third party and indicating in what capacity that entity was acting when providing information to the Target Fund Board.
Response:  This will confirm that the only other third party that provided information to the Target Fund Board was U.S. Bancorp Fund Services, LLC (“USBFS”), the fund administrator to the Target Fund and disclosure has been added regarding this and noting that this information was provided by USBFS in the ordinary course of its business in USBFS’s capacity as the administrator for the Target Fund.

34.  Page 31:  The Proposed Reorganization – Target Fund Board Considerations in Approving the Reorganization
Comment:  Please indicate whether the Target Fund Board took into consideration that the “Total Annual Fund Operating Expenses” of the Acquiring Fund, prior to the application of fee waivers, are higher than the “Total Annual Fund Operating Expenses” of the Target Fund.  In addition, please indicate whether the Target Fund Board took into consideration that the “Other Expenses” of the Acquiring Fund are higher than the “Other Expenses” of the Target Fund.  Also, please indicate further whether the Target Fund Board took into consideration that the Acquiring Fund makes payments pursuant to an Administrative Services Plan, while the Target Fund is not also subject to a similar type of plan with respect to the payment for shareholder administrative services.
Response:  This will confirm that the Target Fund Board did take into consideration that the “Total Annual Fund Operating Expenses” of the Acquiring Fund, prior to the application fee waivers, are higher than the “Total Annual Fund Operating Expenses” of the Target Fund and disclosure indicating this has been added.  In addition, this will also confirm that the Target Fund Board did take into consideration that the “Other Expenses” of the Acquiring Fund are higher than the “Other Expenses” of the Target Fund and disclosure has been added noting this.  Further, this will confirm that the Target Fund Board did take into consideration that the Acquiring Fund is subject to an Administrative Services Plan, while the Target Fund is not subject to a similar type of plan with respect to the payment for shareholder administrative services, and disclosure reflecting this has been added.
35.  Page 31:  The Proposed Reorganization – Target Fund Board Considerations in Approving the Reorganization
Comment:  To the extent applicable, please add disclosure indicating whether the Target Fund Board considered whether there are any adverse effects on the Target Fund or its shareholders that are expected to result from the Reorganization.  In addition, if applicable, please add disclosure indicating that the Target Fund Board considered the material differences between the Target Fund’s and the Acquiring Fund’s principal investment strategies, principal risks and fundamental investment policies.
Response:  This will confirm that disclosure has been added noting that the Target Fund Board considered that there are no adverse effects on the Target Fund or its shareholders that are expected to result from the Reorganization and disclosure has also been added noting that the Target Fund Board considered the material differences between the Target Fund’s and the Acquiring Fund’s principal investment strategies, principal risks and fundamental investment policies.
36.  Page 32: Summary of Agreement and Plan of Reorganization
Comment:  In the first paragraph of this section, the disclosure indicates that the summary of the Agreement and Plan of Reorganization is qualified in its entirety by reference to the Plan.  Please remove the disclosure stating that the summary is qualified in its entirety by reference to the Plan.
Response:  This will confirm that the disclosure has been revised consistent with the comment to remove the qualification contained in the disclosure.
37.  Page 32: Summary of Agreement and Plan of Reorganization
Comment:  In the last paragraph of this section, the disclosure indicates that in the event that shareholders of the Target Fund do not approve the Plan or if the Reorganization does not otherwise close, the Target Fund Board will consider additional action to take with respect to the Target Fund.  Please provide examples of the types of additional action that the Target Fund Board might take in the event that the Reorganization is not approved by shareholders of the Target Fund or if the Reorganization does not otherwise close.
Response:  The disclosure has been revised consistent with the comment to note that the Target Fund Board, upon consultation with Great Lakes, could elect to seek another reorganization transaction for the Target Fund.
38.  Page 32: Summary of Agreement and Plan of Reorganization
Comment:  Please confirm supplementally that following the Closing of the Reorganization, Great Lakes will not receive any further investment advisory fees.
Response:  This will confirm that following the Closing of the Reorganization, Great Lakes will not receive any further investment advisory fees.
39.  Page 32: Summary of Agreement and Plan of Reorganization – Reason for Relying on Section 15(f)
Comment:  The disclosure indicates that Great Lakes is relying on the non-exclusive safe harbor provisions of Section 15(f) of the 1940 Act in connection with a sale of an interest in its business in connection with the Reorganization.  Please supplementally explain the circumstances regarding Great Lake’s reliance on Section 15(f) and include disclosure of any assignment of the Investment Advisory Agreement between Great Lakes and the Target Fund that is deemed to occur as a result of this sale by Great Lakes of an interest in its business.
Response:  This will confirm that Weitz and Great Lakes have entered into an Asset Purchase Agreement pursuant to which Weitz has agreed to purchase from Great Lakes certain of the assets that Great Lakes uses in connection with its management and operation of the Target Fund, including all files, documents, data and business books and records, as well as certain advertising, sales, marketing and promotional materials and literature used by Great Lakes in connection with the offering and sale of shares of the Target Fund.  Weitz will only acquire these assets in the event that shareholders of the Target Fund approve the Reorganization and the Reorganization has been completed.

As a result of the receipt by Great Lakes of this payment for an interest in its business that relates to the management and operation of the Target Fund, this will be deemed to result in an assignment of the Investment Advisory Agreement between Great Lakes and the Target Fund for purposes of the 1940 Act, and thus the automatic termination of the Investment Advisory Agreement upon the payment for such interest.  Great Lakes proposes to receive its payment only following the completion of the Reorganization, assuming that it is approved by shareholders of the Target Fund.
The Board of Trustees of the Target Fund was informed of the Asset Purchase Agreement between Weitz and Great Lakes and the Board took into consideration that Great Lakes was relying on Section 15(f) in connection with these matters.  Disclosure regarding these matters has been added.
40.  Page 32:  - “Summary of Agreement and Plan of Reorganization” – Amount of Shares to be Received by Target Fund Shareholders in the Reorganization
Comment:  In the second full paragraph under the section titled “Summary of the Agreement and Plan of Reorganization”, the disclosure states that: “Shareholders of the Institutional Class of the Target Fund will receive Institutional Class shares of the Acquiring Fund. The value of your account with the Acquiring Fund immediately after the Reorganization is expected to be the same as the value of your account with the Target Fund immediately prior to the Reorganization.”  Please add additional disclosure stating that the number of shares in your account will be different immediately after the Reorganization.
Response:  This will confirm that the requested disclosure has been added.
41.  Page 32:  - “Summary of Agreement and Plan of Reorganization” - Assumption of All Liabilities by the Acquiring Fund
Comment:  In the second full paragraph under the section titled “Summary of the Agreement and Plan of Reorganization”, the disclosure states that the Acquiring Fund has undertaken to assume “all” of the liabilities of the Target Fund.  Please confirm supplementally that this is, in fact, the case that the Acquiring Fund will be assuming all of the liabilities of the Target Fund and that there are not any liabilities of the Target Fund that are not being assumed by the Acquiring Fund.
Response:  This will confirm that, as provided for in the Agreement and Plan of Reorganization entered into between the Acquiring Fund and the Target Fund, the Acquiring Fund has agreed in full to: “assume all of the liabilities of the Target Fund, whether accrued or contingent, known or unknown, existing at the Effective Date” of the Reorganization.
42.  Page 33: Costs of Reorganization
Comment:  Please add disclosure indicating the estimated amount of the costs expected to be incurred by Great Lakes and Weitz relating to the Reorganization.

Response:  This will confirm that disclosure has been added regarding the estimated costs of the Reorganization, all of which is being paid by Great Lakes and Weitz and not by the Funds.
43.  Page 36: Voting Information – Copy of Proxy Card
Comment:  Please confirm that a copy of the proxy card to be used for voting on the Reorganization will be filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14.
Response:  This will confirm that a copy of the proxy card to be used in connection with the Reorganization has been included with Pre-Effective Amendment No. 1.
44.  Page 37: “Quorum Requirement and Adjournment” – Adjournment by Chairperson
Comment:  Because the Proposal is considered to be a non-routine proxy proposal, please remove the disclosure under the section titled “Quorum Requirement and Adjournment” with respect to broker non-votes.
Response:  This will confirm that the subject disclosure has been removed.
45.  Page 37: “Quorum Requirement and Adjournment”
Comment:  The disclosure states that the Chairperson of the Meeting may adjourn the Meeting, however, only the Named Proxies may adjourn the Meeting consistent with the authority vested in them by the shareholders.  Please remove this disclosure stating that the Chairperson of the Meeting may adjourn the Meeting.
Response:  This will confirm that the subject disclosure has been removed.
46.  Page 39- Capitalization – Capitalization Table – Accounting Comment
Comment:  In the Capitalization Table contained on Page 39, it is disclosed in the column titled “Adjustments”, that no adjustments were required to be made in connection with the presentation of the pro forma combination of the Funds’ portfolios with respect to the number of shares outstanding.  Please confirm supplementally the basis for determining that no adjustments were required to be made to the number of shares outstanding, or otherwise revise and update the disclosure to present applicable information regarding the adjustments made to the shares outstanding.
Response:  This will confirm that the Capitalization Table has been fully updated and includes revised information.
47.  Signature Page
Comment:  James J. Boyne has signed the Signature Page under the title “Treasurer and Chief Financial Officer”.  Please confirm supplementally whether Mr. Boyne has been designated as the “Principal Financial Officer” of the Registrant.

Response:  This will confirm that James J. Boyne is designated as the Principal Financial Officer of the Registrant and performs similar functions when acting in his capacity as the Treasurer and Chief Financial Officer of the Registrant.
48.  Exhibit B – Agreement and Plan of Reorganization
Comment:  In the copy of the Agreement and Plan of Reorganization that is attached as Exhibit B, in Section 3.1, under the section titled “Closing and Effective Date”, it is stated that: “The Reorganization shall close on June 30, 2021, or such other date as may be mutually agreed in writing by an authorized officer of each party (the “Effective Date).”  Please confirm supplementally that the parties have mutually agreed to a new Effective Date for the Reorganization.
Response:  This will confirm that the parties have mutually agreed to have the Reorganization close on July 23, 2021, as disclosed in the Registration Statement, which is the new Effective Date for the Reorganization.
49.  Part C – Exhibits – Form of Tax Opinion
Comment:  The form of tax opinion included as an exhibit to the filing does not contain the requisite disclosure with respect to the consent to the use of the opinion as provided for in the Division of Corporation Finance Staff Legal Bulletin No. 19 – Legality and Tax Opinions in Registered Offerings.  Please submit a revised version of the form of tax opinion containing the requisite consent disclosure, or otherwise provide an explanation as to why the consent disclosure was omitted.
Response:  This will confirm that a revised version of the form of tax opinion containing the requisite consent disclosure with respect to consent to the use of the opinion has been included with the filing of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14.
50.  Part C – Exhibits – Legality of Shares Opinion
Comment:  The legality of shares opinion included as an exhibit to the filing contains certain limitations on the matters covered in the opinion that is not consistent with the guidance provided in the Division of Corporation Finance Staff Legal Bulletin No. 19 – Legality and Tax Opinions in Registered Offerings.  Please submit a revised version of the legality of shares opinion that does not contain the subject limitations, or otherwise provide an explanation as to why the subject disclosure is compliant with applicable guidance.  In addition, also revise the disclosure regarding the consent for the legality of shares opinion in a manner consistent with the revision to the consent disclosure in the tax opinion.
Response:  This will confirm that a revised version of the legality of shares opinion that complies with the applicable guidance has been included with the filing of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14.

51.  Statement of Additional Information – Pro Forma Financial Information
Comment:  Please confirm supplementally that the Registrant has included in the Registration Statement all required financial information, including any required pro forma financial information.
Response:  This will confirm that the Registrant has included in the Registration Statement all required financial information, including all required pro forma financial information as required by Rule 6-11(d) of Regulation S-X.
52.  Part C – Exhibits - Proxy Card – References to “Management”
Comment:  The Proxy Card states that the proxy is being solicited on behalf of “Management”.  In addition, the Proxy Card states that “Management” recommends that shareholders vote in favor of the proposal for the Reorganization.  Please change all references to “Management” to references to the Board of Trustees of the Target Fund.
Response:  The Proxy Card has been revised consistent with the comment.
53.  Part C -Exhibits - Proxy Card – Description of Proposal 1
Comment:  The Proxy Card refers to Proposal 1 as a vote for “Approval of a reorganization for the Great Lakes Bond Fund”.  Please revise the description of Proposal 1 on the Proxy Card to include the full text of the Proposal as set forth in the Proxy Statement/Prospectus.
Response:  The Proxy Card has been revised consistent with the comment.
54.  Part C – Exhibits - Proxy Card – Information on How to Vote While Participating at the Shareholder Meeting
Comment:  The Proxy Card should be revised to add disclosure informing shareholders how they may vote while participating in the shareholder meeting.
Response:  The Proxy Card has been revised consistent with the comment.
55.  Part C – Exhibits - Proxy Card – References to Discretionary Authority of the Named Proxies to Act on Behalf of Shareholders
Comment:  The Proxy Card states that the Named Proxies may take action on behalf of shareholders in the discretion of the Named Proxies and to vote on matters that come up at the meeting of shareholders.  Please confirm that the disclosure complies with Rule 14a-4(b) and revise the disclosure as applicable.
Response:  This will confirm that the Proxy Card has been revised consistent with the comment to comply with Rule 14a-4(b) regarding the discretionary authority of the Named Proxies.

56.  Part C -Exhibits - Proxy Card – Revocable Nature of the Proxy
Comment:  The Proxy Card does not disclose that the proxy provided by shareholders of the Target Fund is revocable.  Please add disclosure stating that the proxy provided is a revocable proxy.
Response:  The Proxy Card has been revised consistent with the comment to disclose that it is revocable.
* * * *
I trust that the foregoing is responsive to each of your comments.
Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.
Very truly yours,
/s/ Patrick W.D. Turley